File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2003

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐

     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_______.]

Monthly Sales Report — August 2003
Regulated Announcement for the month of August 2003
MACRONIX INTERNATIONAL CO., LTD. FINANCIAL STATEMENTS
SIGNATURES

Monthly Sales Report — August 2003	3
Regulated Announcement for the month of August 2003	4~7
Macronix Financial Statement until June 30, 2003	6~47
Signatures	48

MACRONIX INTERNATIONAL CO., LTD.
For the month of August 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2003.

     Sales volume (NT$ : Thousand)

Time	Item	2003	2002	Changes	(%)

August	Invoice amount	1,642,822	1,649,386	-6,564	-0.40%
August	Net Sales	1,563,011	1,601,857	-38,846	-2.43%

     Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of	Limit of lending
	August 2003 end	July 2003 end

MXIC	0	0	0
MXIC’s subsidiaries	1,099,952	1,099,952	12,582,448

     Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	August	Bal. As of period end

MXIC	12,582,448	122,976	4,117,216
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	4,117,216
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$ : Million)

4-1 Hedging purpose

For assets / liabilities denominated
in foreign currencies		For the position of floating rate liabilities

Underlying assets / liabilities	0	Underlying assets / liabilities	0
Financial instruments	5	Financial instruments	1
Realized profit (loss)	-766,076	Realized profit (loss)	0

Financial instruments : 1. Future 2. Option 3. Forward contracts 4. Interest rate swap 5. Others

4-2 Trading purpose : None.

MACRONIX INTERNATIONAL CO., LTD.
For the month of August 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of July 2003.

     The trading of directors, supervisors, executive officers and 10% shareholders : None

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders :

Number of pledged
		common shares		Accumulated number
		cleared as of	Date of the pledge	of pledged common
Title	Name	August 31, 2003	cleared	shares

Executive Director and President	Miin Wu	1,380,000 &	2003/08/18 &	18,630,000
		8,120,000	2003/8/29

     Outstanding units and shares of ADR :

Outstanding of units on	Outstanding of shares on	Outstanding of units on	Outstanding of shares on
July 31, 2003	July 31, 2003	August 31, 2003	August 31, 2002

1,613,539.3	16,135,393.0	1,333,625.3	13,336,253.0

     Outstanding amount of Convertible Bonds

Convertible Bonds	Conversion Price	Outstanding Amounts on	Outstanding Amounts on
		July 31, 2003	August 31, 2003

0.5% Convertible Bonds Due 2007	NT$28.4727	US$169,224,000	US$169,224,000

0% Convertible Bonds Due 2008	NT$12.06	US$90,000,000	US$90,000,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of August 2003

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of August 2003.

     The acquisition of assets :

		Trade Quantity	Purchase Price
Date	Description of assets	(Unit)	(NT$)	Trade Amount (NT$)

2003/08/04	Jihsun Bond Fund	30,879,605.79	12.8695 ~ 12.9939	400,000,000

     The disposition of assets :

		Trade Quantity	Purchase Price
Date	Description of assets	(Unit)	(NT$)	Trade Amount (NT$)

2003/08/15	Jihsun Bond Fund	30,879,605.79	12.8765 ~ 13.0015	400,275,127

MACRONIX INTERNATIONAL CO., LTD.

FINANCIAL STATEMENTS

June 30, 2003 AND 2002

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese

Independent Auditors’ Report

The Board of Directors, Supervisors, and Shareholders
of Macronix International Co., Ltd.

We have audited the accompanying balance sheets of Macronix International Co., Ltd. as of June 30, 2003 and 2002, and the related statements of operations, changes in shareholders’ equity, and cash flows for the six months ended June 30, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Prominent Communication Inc., Magic Pixel Inc. and Biomorphic VLSI. Inc., ( an investee company of one of the Company’s wholly owned subsidiaries) as of and for the six months ended June 30, 2003. In addition, we did not audit the financial statements of Prominent Communication Inc., and Biomorphic, VLSI. Inc. as of and for the six months ended June 30, 2002. As of June 30, 2002 and 2001, the Company’s other liability in those companies amounted to NT$(42,403) thousand and NT$(47,134 thousand, respectively, and the related investment loss recognized amounted to NT$54,340 thousand and 103,874 thousand for the six months then ended. The financial statements of those investee companies have been audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to data included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Macronix International Co., Ltd. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the six months ended June 30, 2003 and 2002, in conformity with generally accepted accounting principles in the Republic of China.

July 25, 2002
Taipei, Taiwan
Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

MACRONIX INTERNATIONAL CO., LTD.
BALANCE SHEETS
June 30, 2003 and 2002
(Amounts in thousand New Taiwan Dollars)

ASSETS

	Notes	June 30, 2003	June 30, 2002

Current assets
Cash and cash equivalents	2, 4(1)	$5,773,850	$11,480,636
Restricted investments-current	6	505,112	2,129,787
Notes receivable (net)	4(2)	129,601	126,698
Accounts receivable (net)	4(3)	2,355,795	2,113,916
Receivables from related parties (net)	4(4),5	288,903	392,497
Other receivables		280,159	571,674
Other financial assets	2,4(5),10	173,025	—
Inventories (net)	2,4(6)	4,345,733	4,851,438
Prepaid expenses		374,380	449,053
Deferred income taxes-current (net)	2,4(20)	577,444	983,778

Total current assets		14,804,002	23,099,477

Long-term equity investments	2, 4 (7)	3,402,644	3,558,927

Property, plant and equipment	2, 4(8), 6
Land		598,076	598,076
Buildings and facilities		23,276,769	13,902,919
Production equipment		44,541,076	41,770,021
Research and development equipment		1,530,419	1,305,498
Transportation equipment		29,294	30,263
Office furniture and fixtures		923,750	859,043
Leasehold improvements		4,468	4,468
Leased equipment		1,750,658	1,775,604

Total property, plant and equipment		72,654,510	60,245,892
Less: Accumulated depreciation		(38,748,492)	(30,314,659)
Add: Construction in progress		1,296	3,116,442
Prepayments for equipment		1,681,808	6,446,668

Net property, plant and equipment		35,589,122	39,494,343

Intangible assets	2
Software		295,878	415,931
Deferred charges		740,520	489,940

Total intangible assets		1,036,398	905,871

Other assets
Refundable deposits		35,783	44,057
Restricted investments-non-current	6	259,538	251,475
Deferred income taxes-non-current (net)		1,309,201	933,368
Other assets	2,4(20)	133,875	189,871

Total other assets		1,738,397	1,418,771

Total assets		$56,570,563	$68,477,389

LIABILITIES & SHAREHOLDERS’ EQUITY

	Notes	June 30, 2003	June 30, 2002

Current liabilities
Short-term debts	4(9), 6	$984,674	$700,000
Short-term notes	4(10)	297,527	1,680,691
Current portion of debentures	4(13), 6	—	3,325,903
Current portion of long-term debts	4(11), 6	2,039,569	2,070,504
Current portion of capital lease obligations	4(12), 6	634,170	607,442
Notes payable		—	12,714
Accounts payable		1,381,902	1,432,540
Payables to related parties	5	191,617	203,350
Income taxes payable	2,4(19)	268,467	358,075
Accrued expenses		1,344,153	1,866,478
Payables to equipment suppliers		734,692	1,072,779
Other current liabilities		49,082	114,987

Total current liabilities		7,925,853	13,445,463

Long-term liabilities
Long-term debts	4(11), 6	8,004,344	4,078,723
Debentures	4(13), 6	14,665,325	14,977,300
Capital lease obligations	4(12), 6	656,594	1,250,666

Total long-term liabilities		23,326,263	20,306,689

Other liabilities
Refundable deposits-in		143	139

Accrued pension cost	2,4(21)	153,409	66,994

Total other liabilities		153,552	67,133

Total liabilities		31,405,668	33,819,285

Shareholders’ equity
Capital	4(14)
Common shares		37,793,495	33,593,426
Stock dividends to be distributed		—	3,319,343
Capital Reserve	4(15)
Additional paid-in capital		7,248	2,630,621
Recognition of an investee’s capital reserve		1,263	—
Retained earnings
Legal reserve	4(16)	—	1,708,689
Special reserve		—	378,657
Accumulated deficits	4(17)	(10,960,301)	(5,296,868)
Other adjustments
Unrealized loss on long-term investments	2,4(7)	(703,884)	(654,863)
Cumulative translation adjustments	2	215,510	167,535
Treasury stock	2,4(18)	(1,188,436)	(1,188,436)

Total shareholders’ equity		25,164,895	34,658,104

Total liabilities and shareholders’ equity		$56,570,563	$68,477,389

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF OPERATIONS
For the six-month periods ended June 30, 2003 and 2002
(Amounts in thousand New Taiwan Dollars except per share data)

			Six-month period ended June 30,

	Description	Notes	2003	2002

	Sales	2,4(22),5	$7,082,757	$6,816,009
Less:	Sales returns		(42,709)	(17,161)
	Sales discounts		(19,404)	(60,837)

	Net sales revenue		7,020,644	6,738,011
	Cost of goods sold	2,4(22)	(9,782,817)	(7,225,205)

	Gross loss		(2,762,173)	(487,194)
	Plus: Unrealized profit as of January 1	2	8,618	118,249
	Less: Unrealized profit as of June 30	2	(8,618)	(57,426)

	Realized gross loss		(2,762,173)	(426,371)

	Operating expenses	2,4(23),5
	Selling expenses		(329,620)	(299,783)
	Administrative expenses		(542,757)	(582,074)
	Research and development expenses		(1,416,415)	(1,834,434)

	Total operating expenses		(2,288,792)	(2,716,291)

	Operating loss		(5,050,965)	(3,142,662)

	Non-operating income
	Interest income		39,057	119,466
	Gain on disposal of property, plant and equipment	2	—	3,083
	Gain on disposal of investments		7,803	3,957
	Foreign exchange gains	2	23,482	369,190
	Reversal of inventory loss provision		295,145	—
	Others		202,289	117,405

	Total non-operating income		567,776	613,101

	Non-operating expenses
	Interest expense		(512,319)	(551,794)
	Net loss from equity investments	2,4(7)	(1,176,306)	(738,691)
	Loss on disposal of assets	2,5	(163)	—
	Inventory loss provision	2	—	(3,341,409)
	Others		(37,116)	(22,901)

	Total non-operating expenses		(1,725,904)	(4,654,795)

	Loss before taxes		(6,209,093)	(7,184,356)
	Income tax expense	2,4(20)	—	—

	Net loss	2,4(19)	$(6,209,093)	$(7,184,356)

	Net loss before taxes per share	2,4(19)	$(1.69)	$(1.95)

	Net loss per share	2,4(19)	$(1.69)	$(1.95)

	Pro-forma data: assuming that the Company’s shares owned by subsidiaries were not treated as treasury stock
	Net loss		$(6,230,975)	$(7,206,751)

	Net loss per share	2,4(19)	$(1.69)	$(1.96)

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF SHAREHOLDERS’ EQUITY
For the six-month periods ended June 30, 2003 and 2002
(Amounts in thousand New Taiwan Dollars)

						Retained	Unrealized
		Stock Dividends	Additional			Earnings	Losses	Cumulative
	Common	to be	Paid-in	Legal	Special	(Accumulated	on Long-term	Translation	Treasury
Description	Shares	Distributed	Capital	Reserve	Reserve	Deficits)	Investments	Adjustments	Stock	Total

Balance as of January 1, 2002	$33,593,426	$—	$5,966,324	$1,707,053	$1,425	$2,249,996	$(647,618)	$268,961	$—	$43,139,567
Appropriation and distribution of 2001 retained earnings:
Special reserve	—	—	—	—	377,232	(377,232)	—	—	—	—
Additional paid-in capital transferred to common stock	—	3,319,343	(3,319,343)	—	—	—	—	—	—	—
Unrealized losses on long-term investments	—	—	—	—	—	—	(7,245)	—	—	(7,245)
Common stock repurchased	—	—	—	—	—	—	—	—	(1,046,071)	(1,046,071)
Treasury stock owned by subsidiaries	—	—	—	—	—	—	—	—	(142,365)	(142,365)
Gain on disposal of property, plant and equipment transferred to retained earnings	—	—	(16,360)	1,636	—	14,724	—	—	—	—
Net loss for the six months ended June 30, 2002	—	—	—	—	—	(7,184,356)	—	—	—	(7,184,356)
Cumulative translation adjustments	—	—	—	—	—	—	—	(101,426)	—	(101,426)

Balance as of June 30, 2002	$33,593,426	$3,319,343	$2,630,621	$1,708,689	$378,657	$(5,296,868)	$(654,863)	$167,535	$(1,188,436)	$34,658,104

Balance as of January 1, 2003	$36,912,769	$—	$2,630,977	$1,708,689	$378,657	$(9,469,175)	$(979,081)	$219,894	$(1,188,436)	$30,214,294
Capital reserve used to cover accumulated deficits	—	—	(2,630,621)	—	—	2,630,621	—	—	—	—
Legal reserve used to cover accumulated deficits	—	—	—	(1,708,689)	—	1,708,689	—	—	—	—
Special reserve used to cover accumulated deficits	—	—	—	—	(378,657)	378,657	—	—	—	—
Conversion of convertible debentures	880,726	—	7,248	—	—	—	—	—	—	887,974
Recognition of an investee’s capital reserve	—	—	907	—	—	—	—	—	—	907
Unrealized losses on long-term investments	—	—	—	—	—	—	275,197	—	—	275,197
Net loss for the six months ended June 30, 2003	—	—	—	—	—	(6,209,093)	—	—	—	(6,209,093)
Cumulative translation adjustments	—	—	—	—	—	—	—	(4,384)	—	(4,384)

Balance as of June 30,2003	$37,793,495	$—	$8,511	$—	$—	$(10,960,301)	$(703,884)	$215,510	$(1,188,436)	$25,164,895

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENT OF CASH FLOWS
For the six-month periods ended June 30, 2003 and 2002
(Amounts in thousand New Taiwan Dollars

	Six-month period ended June 30,

Description	2003	2002

Cash flows from operating activities:
Net loss	$(6,209,093)	$(7,184,356)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	4,481,425	3,981,111
Bad debt expense	50,100	6,747
Inventory loss provision (reversal)	(295,145)	3,341,409
Cash dividends	2,603	14,485
Net losses from equity investments	1,176,306	738,691
Gain on disposal of short-term investments	(5,528)	(3,957)
Gain on disposal of long-term investments	(2,275)	—
Amortization	307,893	307,008
Deferred income taxes	30,501	—
Gain on disposal of property, plant and equipment	—	(3,083)
Loss on disposal of assets	163	—
Accrued pension cost	37,989	44,290
Net changes in operating assets and liabilities:
Notes receivable	(33,654)	(57,900)
Accounts receivable	(91,152)	(97,619)
Receivables from related parties	(44,118)	(27,721)
Other receivables	56,930	(48,316)
Inventories	1,038,331	(1,001,780)
Prepaid expenses	219,220	151,130
Accounts payable	10,230	357,648
Income taxes payable	(32,316)	—
Accrued expenses	(382,345)	38,760
Payables to related parties	(41,034)	22,689
Other current liabilities	(15,021)	(93,229)
(Decrease) increase in reserve for redemption of debentures	(1,096,817)	317,115

Net cash provided by (used in) operating activities	(836,807)	803,122

Cash flows from investing activities:
Increase (decrease) in restricted investments	2,530,798	(625,461)
Decrease in short-term investments	5,528	3,957
Additions to other financial assets	(173,025)	—
Additions to long-term equity investments	(908,281)	(588,930)
Purchase of property, plant and equipment	(1,803,380)	(4,796,757)
Proceeds from disposal of long-term investments	9,197	—
Proceeds from disposal of assets	4,171	6,023
Decrease (increase) in refundable deposits	2,162	(13,346)
Additions to intangible assets	(164,070)	(213,178)
Decrease (increase) in other assets	35,855	(10,224)

Net cash used in investing activities	(461,045)	(6,237,916)

	Six-month period ended June 30,

Description	2003	2002

Cash flows from financing activities:
Net increase in short-term debts	288,498	700,000
Net increase in short-term notes	297,527	1,680,691
(Decrease) increase in refundable deposits-in	(6)	51
Common stock repurchased	—	(1,046,071)
Net increase (decrease) in long-term debts	1,816,133	(1,969,758)
Net decrease in capital lease obligations	(315,619)	(79,454)
Net (decrease) increase in debentures	(2,193,935)	5,334,812

Net cash provided by (used in) financing activities	(107,402)	4,620,271

Net decrease in cash and cash equivalents	(1,405,254)	(814,523)
Cash and cash equivalents at the beginning of the period	7,179,104	12,295,159

Cash and cash equivalents at the end of the period	$5,773,850	$11,480,636

Supplemental disclosures of cash flow information:
Interest paid during the period (excluding capitalized interest)	$519,103	$449,750

Income tax paid during the period	$3,501	$11,558

Non-cash activities:
Current portion of long-term debts transferred to current liabilities	$2,039,569	$2,070,504

Current portion of debentures transferred to current liabilities	$—	$3,325,903

Current portion of capital lease obligations transferred to current liabilities	$634,170	$607,442

Convertible debentures converted to common shares and additional paid-in capital	$887,974	$—

Unrealized losses on long-term investments	$(275,197)	$7,245

Cumulative translation adjustments	$4,384	$101,426

Recognition of an investee’s capital reserve	$(907)	$—

Capital reserve, legal reserve and special reserve used to cover accumulated deficit	$4,717,967	$—

Stock issuance for capital reserve and retained earnings	$—	$654,863

Treasury stock owned by subsidiaries	$—	$142,365

Cash paid for purchase of property, plant and equipment:
Purchases of property, plant and equipment	$986,157	$4,859,173
Decrease (increase) in payables to equipment suppliers	817,223	(62,416)

Cash paid	$1,803,380	$4,796,757

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
June 30, 2003 and 2002
(Amounts in thousands except shares, per share data and percentages)

1.	Organization and Business

The Company

Macronix International Co., Ltd. (the “Company”) was incorporated in the Hsinchu Science Based Industrial Park (“HSIP”), Taiwan, under the laws of the Republic of China (the “R.O.C.”) on December 9, 1989. The Company operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips. As of June 30, 2003 and 2002, the numbers of the Company’s employees were 3,296 and 3,674, respectively.

2.	Summary of Significant Accounting Policies

The accompanying financial statements are prepared in accordance with R.O.C.’s “Criteria Governing Preparation of Financial Reports by Company-Type Stock Exchanges” and generally accepted accounting standards. Significant accounting policies are summarized as follows:

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near to their maturity that they present insignificant risk of changes in interest rates. Commercial paper, negotiable certificates of deposit, and bank acceptances with original maturities of three months or less are considered to be cash equivalents.

Short-Term Investments

Short-term investments are carried at lower of cost or market value at the balance sheet date using the weighted average cost method.

Foreign Currency Translation

The Company maintains its accounting records in New Taiwan dollars (“NT Dollars” or “NT$”), the national currency of the Republic of China. Transactions denominated in foreign currencies are recorded in NT Dollars using the exchange rates in effect at the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated into NT Dollars using the exchange rates in effect at the balance sheet date. Foreign exchange gains or losses are included in other income or losses.

The assets and liabilities of the foreign subsidiaries are translated into NT Dollars, with the local currency of each foreign subsidiary as its functional currency, at current exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average exchange rate for the period. Translation gains and losses are included as a component of shareholders’ equity.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the Company’s credit policy, the collectibility and aging analysis of notes and accounts receivable and other receivables.

Other Financial Assets

Other financial assets are credit-linked notes and are recorded at cost using the specific identification method. Interest income is accrued based on the contracted interest rate.

Inventories

Inventories are carried at the lower of cost or market value using the weighted average cost method. Replacement cost is used to determine the market value of raw materials and supplies, and unallocated freight-in. Net realizable value is used to determine the market value of work in process and finished goods, and commodities purchased. The lower of cost or market method is applied to each major category.

Long-Term Investments

(1)	Long-term investments in which the Company holds an interest of 20% or more and has the ability to exercise significant influence are accounted for under the equity method of accounting. The difference between the cost of the investment and the fair value of the identifiable assets at the date of acquisition is amortized over five years. Other long-term investments are carried at the lower of cost or market value, with unrealized losses recorded as a separate component of shareholders’ equity. There is no recognition of unrealized gains.

(2)	The unrealized profits and losses from intercompany transactions between the investor company and investee company during the period are eliminated. If the transaction is downstream (a sale to the investee company) and the investor company has controlling power over the investee company, unrealized profits and losses should all be eliminated; if the investor company has no controlling power, the unrealized profits and losses should be eliminated based on the investor’s percentage ownership interest in the investee. If the transaction is upstream (a sale to the investor), unrealized profits and losses should be fully eliminated regardless of whether the investor company has controlling power or not.

(3)	The semi-annual financial statements in accordance with local regulations are not prepared on a consolidated basis.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the following useful lives:

Buildings and facilities	5 to 20 years
Production equipment	4 to 5 years
Research and development equipment	5 years
Transportation equipment	5 years
Office furniture and fixtures	4 to 10 years
Leasedhold improvements	5 years
Leased equipment	5 years

Improvements and replacements are capitalized and depreciated over their estimated useful lives while ordinary repairs and maintenance are expensed as incurred. Gains or losses resulting from the disposal of property, plant and equipment are presented under other income or expenses.

Lease Agreements

Provided a lease agreement meets the capitalization criteria, the present value of the minimum lease payments, net of executory costs, are capitalized as an asset along with a corresponding liability. Leased equipment is depreciated using the straight-line method over the estimated useful life. The lease obligation is amortized over the lease term using the effective interest method. A lease that does not qualify as a capital lease is classified as an operating lease and the lease payments are recorded as rental expense.

Intangible Assets

Intangible assets are originally recorded at cost and amortized over their estimated useful lives using the straight-line method. Royalties and issuing costs of debentures are amortized over the contracts’ lives and durations of the debentures, respectively. Computer software is amortized over three years, while other assets are over 1~5 years.

Revenue Recognition

Revenue is recognized in accordance with R.O.C. Statement of Financial Accounting Standards No. 32, “Accounting for Revenue Recognition.”

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

Capital Expenditures vs. Expenses

If the expenditure increases the future service potential of the plant assets and the purchase price exceeds a certain monetary threshold, the expenditure is capitalized, while the others are expensed as incurred.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases, including investment and research and development tax credits. A valuation allowance is provided based on the expected realizability of the deferred tax assets. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C.. The 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that its earnings shall be retained.

Income tax credits resulting from the acquisition of equipment, research and development expenditures, employee training and investment in equity stock shall be recognized using flow-through method.

Employee Retirement Benefits

The Company has a defined benefit pension plan covering substantially all of its employees. The plan provides for a lump sum payment upon retirement based on years of service and the employee’s compensation during the last six months of employment. In accordance with the Labor Standards Law of the R.O.C., the Company makes monthly contributions equal to 2 % of the wages and salaries which were paid during the period to a pension fund maintained with the Central Trust of China. On the basis of an actuarial report, the monthly contribution was changed in May 1996 to 5% of the wages and salaries paid. Effective from January 1, 2002, the Company was authorized to change the monthly contribution rate to 2%. The fund, established during 1990 to meet employees’ retirement benefit entitlements, is administered by the Employees’ Retirement Fund Committee and is registered in the committee’s name. Therefore, the pension fund is not included in the financial statements of the Company.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

The Company adopted, on a prospective basis, R.O.C. Statement of Financial Accounting Standards No. 18, “Accounting for Pensions” in 1996. The Statement requires that the pension plan assets and the benefit obligations be determined on an actuarial basis. Based on the actuarial report with the measurement date of December 31, 1995, the minimum pension liability was recorded for the excess of accumulated pension obligations over the fair value of plan assets. The Company has been recognizing the related net pension cost since January 1, 1996. Net transition asset or obligation, prior service cost, and gains or losses from the plan assets are amortized using the straight-line method over the employees’ average remaining service period of about twenty five years.

Financial Instruments

(1)	Foreign exchange forward contracts

A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates for another currency on a specified date. The Company’s forward contracts are designated as hedges; discounts or premiums, being the difference between the spot exchange rate and the forward exchange rate at the inception of the contract, are accreted or amortized to the statement of operations over the contract lives using the straight-line method. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which they relate. The related amounts due to or from counter-parties are included in other current assets or other current liabilities.

(2)	Option contracts

At maturity the Company or the financial institution, depending upon which party has the right of the option, may exercise the option to receive a said amount denominated in one currency and pay a said amount in a different currency. The conversion rate is stated in the contract.

For options, premiums are amortized over the contract lives using the straight-line method. Gains and losses are dealt with in the statement of operations upon exercise.

(3)	Other derivative financial instruments

The Company has entered into other derivative financial instruments for trading and hedging purposes. The related gains and losses on hedging instruments are recorded in the statement of operations upon the exercise of the contracts or in the same period as the hedged transaction. The changes in the fair value of trading instruments are recorded in the period of change.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

Net Income Per Common Share

In accordance with R.O.C. Statement of Financial Accounting Standards No.24, “Earnings per Share,” the Company presents basic earnings per share if a simple capital structure exists; or both basic earnings per share and diluted earning per share if a complex capital structure exists. Basic earnings per share is equal to the net income (loss) attributable to common shares divided by the weighted-average number of common shares. When calculating diluted earnings per share, the numerator should include or add back potential common stock dividends, interest and other conversion revenues (expenses). The denominator should include all potential dilutive common shares.

Treasury Stock

In accordance with the R.O.C. Statement of Financial Accounting Standards No.30, “Accounting for Treasury Stock,” treasury stock is accounted for under the cost method. Under the cost method, the gross cost of shares reacquired is charged to treasury stock which is presented as a contra equity account in the financial statements. Any surplus or deficit on treasury stock transactions are credited or charged to capital reserves. In addition, the Company’s shares owned by its subsidiaries were treated as treasury stock.

3.	Reason and Effect of Changes in Accounting Policy

None.

4.	Significant Accounts

(1)	Cash and Cash Equivalents

	2003.6.30	2002.6.30

Petty cash	$380	$380
Checking and savings accounts	1,870,847	1,681,879
Time deposits	3,299,324	8,735,539
Cash equivalents-short-term notes	603,299	1,062,838

Total	$5,773,850	$11,480,636

(2)	Notes Receivable

	2003.6.30	2002.6.30

Notes receivable	$129,601	$126,698
Less: Allowance for doubtful accounts	—	—

Net	$129,601	$126,698

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(3)	Accounts Receivable

	2003.6.30	2002.6.30

Accounts receivable	$2,596,598	$2,289,780
Less: Allowance for sales returns and discounts	(7,688)	(333)
Allowance for doubtful accounts	(233,115)	(175,531)

Net	$2,355,795	$2,113,916

(4)	Receivables from Related Parties

	2003.6.30	2002.6.30

Accounts receivable	$308,903	$410,585
Less: Allowance for doubtful accounts	(20,000)	(18,088)

Net	$288,903	$392,497

(5)	Other financial assets

	2003.6.30	2002.6.30

Credit-linked notes	$173,025	$—

Other financial assets were credit-linked notes matured within a year and were not pledged. As of June 30, 2003, interest receivable accrued from the above assets amounted to NT$1,682.

(6)	Inventories

	2003.6.30	2002.6.30

Merchandise	$195,584	$27,007
Raw materials	106,732	368,030
Supplies	112,288	125,838
Work in process	6,855,390	8,952,816
Finished goods	2,391,226	1,889,673
Unallocated freight-in	419	527

Total	9,661,639	11,363,891
Less: Allowance for market value decline and obsolescence	(5,315,906)	(6,512,453)

Net	$4,345,733	$4,851,438

a.	Inventories were not pledged.

b.	The insurance coverage for inventories amounted to NT$6,805,000 and NT$10,781,046 as of June 30, 2003 and 2002, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(7)	Long- Term Equity Investments

	2003.6.30		2002.6.30

	Amount	%	Amount	%
Accounted for under equity method:
Macronix (BVI) Co., Ltd.	$1,130,835	100.00%	$1,759,972	100.00%
Kang Bao Investment, Ltd.	498,370	100.00%	497,681	100.00%
Run Hong Investment, Ltd.	495,027	100.00%	492,688	100.00%
HuivYing Investment, Ltd.	388,362	100.00%	420,697	100.00%
Macronix America Inc.	125,260	100.00%	112,773	100.00%
MaxNova Inc.	49,964	100.00%	—	—
Magic Pixel Inc.	35,974	100.00%	—	—
Macronix (Hong Kong) Co., Ltd.	32,448	100.00%	—	—
Prominent Communications, Inc.	39,280	35.23%	21,636	32.18%
Caesar Technology, Inc.	—	—%	—	29.65%

Subtotal	2,795,520		3,305,447

Accounted for under cost method:
Chien Cheng Venture Capital Co., Ltd.	80,000	15.38%	80,000	15.38%
Honbond Venture Capital Co., Ltd.	120,000	15.00%	—
Quality Test System, Inc.	—	14.64%	—	14.64%
Ardentec Corporation	237,500	11.78%	237,500	11.78%
Chantek Electronic Co., Ltd.	—	3.72%	—	7.60%
United Industry Gas Co., Ltd.	58,500	3.38%	58,500	3.41%
Powertech Technology Inc.	76,213	2.75%	83,135	3.17%
Chipbond Technology Inc.	37,590	1.28%	37,590	1.28%
Taiwan Mask Corporation	81	—	81	—

Subtotal	609,884		496,806

Prepaid Investment:
Macronix (BVI) Co., Ltd.	823,489		383,902
Honbond Venture Capital Co., Ltd.	—		120,000
Magic Pixel Inc.	—		50,000
Joytech Co., Ltd.	20,000		—

Subtotal	843,489		553,902

Total	4,248,893		4,356,155
Less: Allowance for market value decline	(703,884)		(654,863)
Less: Treasury stock owned by the subsidiaries	(142,365)		(142,365)

Net	$3,402,644		$3,558,927

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

a.	Huiv Ying Investment Ltd., a subsidiary of the Company, held 6,023,152 and 5,475,593 shares of the Company as of June 30, 2003 and 2002, respectively. The shares amounted to NT$142,365 in total and was accounted for as treasury stock.

b.	The Company recognized losses on the above long-term equity investments based on the audited financial statements of the investee companies for the six months ended June 30, 2003 and 2002. Total losses recognized for the six months ended June 30, 2003 and 2002 were NT$1,176,306 and NT$738,691, respectively.

c.	As of June 30, 2003 and 2002, the Company’s cumulative translation adjustments were decreased by NT$4, 384 and NT$101,426, respectively.

d.	Caesar Technology Inc. applied for formal compulsory liquidation in January 2002 and completed the liquidation process on May 10, 2003.

e.	The Company has provided the investment cost in full for the permanent diminution of value in the investment of Quality Test System, Inc.

f.	The Company has provided the investment cost in full for the permanent diminution of value in the investment of Chantek Electronic Co., Ltd. Chantek Electronic Co., Ltd. applied for a financial restructuring to the Hsinchu District Court in December 2001. However, the Company revoked the application in August 2002.

g.	The auditors of Biomorphic VSLI, Inc. (an investee of Macronix (BVI) Co., Ltd.) included a “going concern” emphasis paragraph in their audit reports accompanying the financial statements for the six months ended June 30, 2003. The effect to the Company, however, is immaterial.

h.	The long-term equity investments were not pledged.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(8)	Property, Plant and Equipment

a.	The total interest expense (including capitalized interest) for the six months ended June 30, 2003 and 2002 amounted to NT$572,929 and NT$746,442, respectively. Interest was capitalized on the following property, plant and equipment accounts:

	For the six months ended June 30,

Item	2003	2002

Buildings and facilities	$1,507	$72,006
Production equipment	59,103	122,642

Total	$60,610	$194,648

Effective interest rates	4.41%	5.64%

b.	The insurance coverage for property, plant and equipment amounted to NT$62,109,896 and NT$59,687,414 as of June 30, 2003 and 2002, respectively.

c.	Please refer to note 6 “Assets Pledged As Collateral’’ for a summary of those assets included in property, plant and equipment that have been used as security for loans.

(9)	Short- Term Debts

	2003.6.30	2002.6.30

Working capital loans	$950,000	$700,000
Letter of credit loans (Due within 180 days)	34,674	—

Total	$984,674	$700,000

a.	The Company’s unused short-term lines of credit amounted to NT$7,910,254 and NT$12,368,842 as of June 30, 2003 and 2002, respectively.

b.	The interest rates of short-term debts ranged from 1.8% to 2.1% and from 2.5% to 2.85% as of June 30, 2003 and 2002, respectively.

c.	There were no assets pledged as collateral for short-term debts.

(10)	Short-term Notes

	Interest Rate	Period	2003.6.30

Commercial Papers	1.92%~2.12%	92.05.15-92.12.12	$300,000
Less:Discounts			(2,473)

Net			$297,527

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

	Interest Rate	Period	2002.6.30

Commercial Papers	2.30%~2.65%	91.06.17-91.09.26	$1,690,000
Less: Discounts			(9,309)

Net			$1,680,691

a.	The Company’s unused short-term lines of credits for short-term notes amounted to NT$3,300,000 and NT$2,730,000 as of June 30, 2003 and 2002, respectively.

b.	There were no assets pledged as collateral for short-term notes.

(11)	Long- Term Debts

	Interest Rate		Amount

Secured	2003.6.30	2002.6.30	2003.6.30	2002.6.30

Loan from one bank, repayable in 21 quarterly installments from May 1998 to May 2003 with variable interest rates	—	5.82%	$—	$76,000
Medium term loans from one bank, repayable in 96 monthly installments from May 1999 to April 2007 with variable interest rates	4.49%	5.92%	167,900	211,700
Medium term loans from 14 banks, repayable in 19 quarterly installments from July 1999 to January 2004			2,306,061	3,946,057
with variable interest	1.9625%	2.5875%	(Include	(Include
rates	~5.49%	~5.82%	USD 51,340)	USD 84,900)
Medium term loan from one bank, repayable in 156 monthly installments from May 2003 to April 2016 with variable interest rates	4.49%	5.92%	877,602	889,000
Medium term loan from one bank, repayable in 8 semi-annual installments with variable interest rates	2.65%	3.525%	112,500	187,500
Medium term loan from one bank, repayable in 8 semi-annual installments with variable interest rates	6.50%	6.8%	37,500	62,500
Medium term loan from one bank, repayable in 17 quarterly installments from April 2002 with variable interest rates	5.215%	5.545%	282,350	376,470
Medium term loan from one bank, repayable in 8 semi-annual installments from June 2003 with variable interest rates	5.025%	5.15%	350,000	400,000
Medium term loan from 20 banks, repayable in 10 semi-annual installments from March 2005 with variable interest rates	2.69556%	—	5,910,000	—

Total			10,043,913	6,149,227
Less: current portion			(2,039,569)	(2,070,504)

Net			$8,004,344	$4,078,723

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

a.	The Company’s unused long-term lines of credit amounted to NT$6,090,000 and NT$12,000,000 as of June 30, 2003 and 2002, respectively.

b.	Please refer to note 6 for “Assets Pledged As Collateral” for long-term debts.

(12)	Capital Lease Obligations

The Company entered into an equipment lease agreement with Caesar Technology, Inc. in 1999. The lease term is from May 1, 1999 to April 30, 2005, repayable as from May 31, 1999 in 24 quarterly installments. The ownership of the equipment will be transferred to the Company upon the expiration of the agreement. Cost of the equipment amounted to NT$24,946. However, Caesar Technology, Inc. was formally placed in liquidation in January, 2002. As of April 30, 2002, the Company’s capital lease obligations to Caesar Technology, Inc. amounted to NT$13,958. On August 14, 2002, the Company entered into a settlement with Caesar Technology, Inc. requiring the Company to pay NT$3,215 to acquire the ownership of the equipment, and Caesar Technology waived its right to claim the remaining capital lease obligations.

In 2001, the Company entered into another lease agreement with Nintendo for equipment with a cost of NT$1,750,658. The lease term is from July 31, 2001 to June 30, 2005. During the lease period, the Company is not allowed to modify or sublease the equipment. The ownership of the equipment shall be unconditionally transferred to the Company upon the expiration of the agreement. Lease obligations are repayable in 36 monthly installments from July 31, 2002 to June 30, 2005.

Future obligations resulted from such leases are as follows:

Year	2003.6.30

2003.7.1~2004.6.30	$669,037
Less: unrealized interest expense	(34,867)

Current portion	634,170

2004.7.1~2005.6.30	669,036
Less: unrealized interest expense	(12,442)

Lease obligations — long-term	656,594

Total capital lease obligations	$1,290,764

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

Year	2002.6.30

2002.7.1~2003.6.30	$722,828
Less: unrealized interest expense	(115,386)

Current portion	607,442

2003.7.1~2004.6.30	648,253
2004.7.1~2005.6.30	648,253

Subtotal	1,296,506
Less: unrealized interest expense	(45,840)

Lease obligations — long-term	1,250,666

Total capital lease obligations	$1,858,108

Please refer to note 6 for “Assets Pledged As Collateral” for those leased assets pledged as security.

(13)	Debentures

	2003.6.30	2002.6.30

CB I	$2,314,700	$—
Secured II	3,000,000	3,000,000
ECB II	—	2,682,400
ECB III	—	5,328,655
ECB IV	5,855,996	5,674,081
ECB V	3,114,450	—
Add: Reserve for redemption of convertible bonds	380,179	1,618,067

Total	14,665,325	18,303,203
Less: current portion of debentures (including compensation interest payable)	—	(3,325,903)

Net	$14,665,325	$14,977,300

a.	The Company issued five-year unsecured domestic convertible bonds (“CB I”) on December 12, 2002. Main terms of the issue are as follows:

(a)	Total amount NT$3,200,000. As of June 30, 2003, NT$885,300 have been converted.

(b)	The interest rate at par: 0%.

(c)	Redemption at maturity/Redemption at the option of the Company

(i)	Redemption at maturity Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(ii)	Redemption at the option of the Company
The bonds may be redeemed, in whole or in part, at the option of the Company at any time on or after March 13, 2003 and prior to November 1, 2007 at an early redemption price, ranging from 100% to 103.75% of the principal amount, if (i) the closing price of the Company’s shares for each of the 30 consecutive trading days is at least 150% of the conversion price then in effect; or (ii) the bonds outstanding are less than 10% of the issue amount.

(d)	Redemption at the option of the bondholders
The Bonds are redeemable at the option of the bondholders, in whole or in part, at 110.07% and 115.87% of par from 30 days before December 11, 2005 and December 11, 2006, respectively.

(e)	Conversion period/Conversion price and adjustment

(i)	Subject to certain exceptions, conversion may be made at any time on or after March 12, 2003 and ten days before maturity.

(ii)	The conversion price was NT$11 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. The conversion price was NT$11 from the issue date to June 26, 2003 and then was reset to NT$8.8 after June 27, 2003.

(iii)	Adjustment to conversion price: The conversion price will be subject to adjustment (in the manner set forth in the Indenture) upon the occurrence of certain events set out in the Indenture, including, among other things, the declaration of dividend in common shares, subdivisions, consolidations, and the issue of common shares in cash.

(iv)	Conversion price reset: Besides the adjustment to conversion price as stated in (iii), conversion price is also subject to “special conversion price reset” in a manner set forth in the offering circular.

(f)	Place of trading: Taiwan

b.	On October 29, 2001, the Company issued five-year secured bonds (“Secured II”) amounting to NT$3,000,000 with a stated interest rate of 3.3%. The interest expense is repayable annually and the bonds are to be repaid in full at maturity.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

c.	The Company issued five-year secured convertible bonds (“ECB II”) on May 5, 1998. Main terms of the issue are as follows:

(a)	Total amount US$150,000. As of April 22, 2003, US$70,000 of ECB II has been converted. In addition, with the resolution of the board of directors, the Company repurchased the residual outstanding bonds, totalling US$80,000 from the market. The related debt extinguishment loss of NT$22,765 from the above repurchase was included in other expense account.

(b)	The interest rate at par: 0%.

(c)	Type of debentures: Secured convertible bonds, guaranteed by standby letters of credit issued by banks.

(d)	Redemption at maturity/Redemption at the option of the Company

(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time beginning three years after the issue date in accordance with the agreement.

(e)	Redemption at the option of the bondholders :

The Bonds are redeemable at the option of the bondholders, in whole or in part, on May 5, 2003 at 129.775% of par.

(f)	Conversion period/Conversion price and adjustment

(i)	Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds, up to April 2003.

(ii)	The conversion price was NT$53.7280 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure.

(f)	Places of trading: U.S.A., Europe and Asia (except Taiwan)

d.	The Company issued five-year unsecured overseas convertible bonds (“ECB III”) on February 1, 2000. Major terms of issue are as follows:

(a)	Total amount US$200,000. As of June 30, 2003, US$41,078 of ECB III has been converted. The Company repurchased and cancelled US$148,102 of ECB III from the market. In addition, under the request of bondholders, the Company repurchased and redeemed US$10,820 of ECB III from the market. During the period from January 1, 2003 to June 30, 2003, the related debt extinguishment loss of NT$9,833 was included in other expense account.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(b)	Method of interest payment and redemption on the maturity date: 1.0% per annum, net of a 20% withholding tax. Interest was paid on February 1 and August 1 each year. On the maturity date, the bondholder may present the bonds to the Company for repayment of principal and interest on the bonds in cash.

(c)	Redemption at maturity/Redemption at the option of the Company

(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company

Redemption at the option of the Company The Company may redeem the bonds at any time beginning two years after the issue date in accordance with the agreement.

(d)	Redemption at the option of the bondholders: The bonds are redeemable at the option of the bondholders, in whole or in part, on February 1, 2003 at 121.422% of par.

(e)	Conversion period/Conversion price and adjustment

(i)	Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds up to January 1, 2004.

(ii)	The conversion price was NT$69 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure.

(f)	Places of trading: U.S.A., Europe and Asia (except Taiwan), listed on the Luxembourg Stock Exchange.

e.	The Company issued five-year unsecured convertibles bonds (named “ECB IV”) on February 7, 2002. Major terms of issue are as follows:

(a)	Total amount US$169,224. As of June 30, 2003, no bonds have been converted.

(b)	Method of interest payment and redemption on the maturity date: 0.5% per annum. Interest will be paid on February 7 each year. On the maturity date, the bondholder may present the bonds to the Company for repayment at 116.372% of the principal amount and interest on the bonds in cash.

(c)	Redemption at maturity/Redemption at the option of the Company

(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time beginning three years after the issue date in accordance with the agreement.

(d)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, on August 9, 2004 at 107.845% of par.

(e)	Conversion period/Conversion price and adjustment

(i)	Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds up to January 8, 2007.

(ii)	The conversion price was NT$31.32 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of June 30, 2003, the conversion price was NT$28.4727 per share.

(f)	Places of trading: U.S.A., Europe and Asia (except Taiwan), listed on the Luxembourg Stock Exchange.

f.	The Company issued five-year unsecured overseas zero coupon convertible bonds (“ECB V”) on February 10 and March 4, 2003. Major terms of issue are as follows:

(a)	Total amount US$90,000. As of June 30, 2003, no bonds have been converted.

(b)	Redemption at maturity/Redemption at the option of the Company

(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each bond at its redemption price equal to 100% of the outstanding principal amount on the maturity date.

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time on or after November 11, 2003 and prior to August 10, 2004, and any time on or after August 11, 2004 and prior to February 10, 2008, at a price equal to the Early Redemption Amount (as defined in the offering circular) of the principal amount. The Company may also redeem the bonds, in whole but not in part, at any time prior to February 10, 2008 at the Early Redemption Amount, if at least 90% of the bonds have already been redeemed, repurchased and cancelled, or converted.

(iii)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, on February 10, 2004, February 10, 2005, February 10, 2006 and February 10, 2007 at the redemption price equal to 100%, 102%, 104% and 106% of the outstanding principal amount, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(c)	Conversion period/Conversion price and adjustment

(i)	Subject to certain exceptions, conversion may be made at any time on or after March 12, 2003 and on or before January 11, 2008.

(ii)	The initial conversion price is NT12.06 per share, subject to adjustments in the event that changes occur to the capital structure.

(iii)	Adjustment to conversion price: The conversion price will be subject to adjustment (in the manner set forth in the Indenture) upon the occurrence of certain events set out in the Indenture, including, among other things, the declaration of dividend in common shares, subdivisions, consolidations, and the issue of common shares in cash.

(iv)	Conversion price reset: Besides the adjustment to conversion price as stated in (iii), conversion price is also subject to “special conversion price reset” in a manner set forth in the offering circular.

(d)	Places of trading: listed on the Luxembourg Stock Exchange.

(14)	Capital Stock

As of January 1, 2002, the Company’s authorized and issued common shares amounted to NT$45,000,000 and NT$33,593,426, divided into 4,500,000,000 and 3,359,342,613 shares at NT$10 par value, respectively.

The Company has three stock option plans (“2001 plan”, “2002 plan” and “2003 plan” ) that provide for the granting of options to qualified employees for the purchase of the Company’s common shares at the market price of the grant date. Stock options expire in six years from the date granted and vest over service periods that range from two to four years. The Company is authorized to grant options for up to 80,000,000 shares, 170,000,000 shares and 200,000,000 shares under 2001 plan, 2002 plan and 2003 plan, respectively. As of June 30, 2003, no stock option has been exercised. Please also refer to Note 10.

On May 30, 2002, the Company’s shareholders resolved in the annual meeting to increase the authorized share capital to NT$53,500,000, divided into 5,350,000,000 shares (including 450,000,000 and 400,000,000 shares reserved for future exercises of stock options and conversion of convertible bonds, respectively). In addition, the shareholders also resolved to declare a 10% stock dividend, which resulted in the issuance of 331,934,262 common shares.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

During the six months ended June 30, 2003, unsecured domestic convertible debentures totalling NT$880,726 were converted to the Company’s common shares which resulted in the issuance of 88,072,625 additional common shares.

On June 27, 2003, the Company’s shareholders resolved in the annual meeting to increase the authorized share capital to NT$65,500,000, divided into 6,550,000,000 shares (including 650,000,000 and 1,120,650,500 shares reserved for future exercise of stock options and conversion of convertible bonds, respectively). As of June 30, 2003, the capital increase has not been registered.

As of June 30, 2003, the Company’s authorized and issued common shares amounted to NT$53,500,000 and NT$37,793,495, divided into 5,350,000,000 (including 450,000,000 and 1,120,650,500 shares reserved for future exercise of stock options and conversion of convertible bonds, respectively) and 3,779,349,500 shares at NT$10 par value, respectively.

(15)	Capital Reserve

According to the R.O.C. Company Law, the capital reserve can only be used for making up deficiencies or distribution of stock dividends. The Company shall not use the capital reserve to make up its losses unless the legal reserve is insufficient for making good such losses.

On May 31, 2002, the Company’s shareholders resolved in the annual meeting to transfer a gain of $16,360 earned on disposal of property, plant and equipment to retained earnings.

On June 27, 2003, the Company’s shareholders resolved in the annual meeting to use the capital reserve of NT$2,630,621 to make up its accumulated deficits.

(16)	Legal Reserve

According to the R.O.C. Company Law, 10% of the Company’s net income, after deducting previous years’ losses, if any, is appropriated as a legal reserve prior to any distribution until such reserve is equal to the Company’s paid-in capital. When the legal reserve is equal to 50% of the paid-in capital, 50% of such reserve may be distributed to the Company’s shareholders through the issuance of additional common shares.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

On June 27, 2003, the Company’s shareholders resolved in the annual meeting to use the legal reserve of NT$1,708,689 to make up its accumulated deficits.

(17)	Income Distributions

a.	The Company’s articles of incorporation, revised on May 3, 2000, provide that the net income, after deducting the previous years’ losses and the appropriation to the legal reserve (“Distributable Earnings”), may be appropriated or distributed proportionally as follows:

(a)	Dividend to shareholders at 83% of the Company’s Distributable Earnings;

(b)	Employee bonuses at 15% of Distributable Earnings; and

(c)	Remuneration for directors and supervisors’ services at 2% of Distributable Earnings.

Distributions, except for the remuneration for directors and supervisors which must be made in cash, may be made in cash, in the form of common shares or a combination thereof, as determined by the shareholders at the annual general meeting. The Company articles of incorporation provide that no more than 20% of any distribution to shareholders and employees may be in cash and employee bonuses will be distributed in the same form as the distribution of dividends to shareholders on a proportionate basis. Furthermore, with the approval of the shareholders at such meeting, the dividend and bonuses may be held wholly or partially as retained earnings for distribution in future years.

Distributions are not deductible in the determination of taxable income.

b.	Disclosure of the distributions of the remuneration for directors and supervisors and employees’ bonuses are as follows:

(a)	There was no distribution in 2002 because of the Company’s accumulated deficits.

(b)	In addition to the transference of gain on disposal of property, plant and equipment to retained earnings, which was resolved in the annual meeting on May 30, 2002, there was no distributions of retained earnings in 2001.

(c)	Information related to employees’ bonuses and remuneration for directors and supervisors’ services, which were approved by the board of directors’ and the shareholders’ annual meetings, is accessible on the website of Taiwan Stock Exchange Corporation.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(18)	Treasury Stock

a.	Based on the reviewed financial statements of the Company for the three months ended March 31, 2003, the maximum shares that the Company is allowed to repurchase were 373,315,000 shares. The Company repurchased 40 million shares for NT$1,046,071 as of June 30, 2003.

b.	According to the Stock Exchange Regulations of Taiwan, total shares repurchased shall not exceed 10% of the Company’s issued stock. Total repurchased amounts shall not exceed the sum of retained earnings and the realized capital reserve.

c.	In accordance with the Stock Exchange Regulations of Taiwan, treasury stock shall not be pledged, nor does it possess voting rights or receive dividends.

d.	Effective from January 1, 2002, the Company’s shares owned by its subsidiaries were treated as treasury stock. The treasury stock transactions for the six months ended June 30, 2003 and 2002 are as follows :

	Beginning balance		Additions		Disposals			Ending balance

							Selling			Market
Subsidiary	Shares	Amount	Shares	Amount	Shares	Amount	Price	Shares	Amount	Value

For the six months ended June 30, 2003
Huiv Ying Investment, Ltd.	6,023,152	$142,365	—	$—	—	$—	—	6,023,152	$142,365	$46,360

For the six months ended June 30, 2002
Huiv Ying Investment, Ltd.	5,475,593	$142,365	—	$—	—	$—	—	6,023,152	$142,365	$119,970

								(note)

(note)	Huiv Ying Investment, Ltd. received a 2002 stock dividend of 547,559 shares from the Company.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(19)	Basic Earnings Per Share

The capital structure of the Company is considered to be complex as it has convertible bonds and stock options outstanding. Nevertheless, in consideration of the conversion prices of stock options, which are higher than the market price and the anti-dilutive effect of those convertible bonds if they had been fully converted, the Company only presented basic earnings per share for the six-month periods ended June 30, 2003 and 2002. The calculation of the weighted-average number of shares is as follows:

	For the six months ended June 30,

	2003	2002

Numbers of common shares outstanding (exclusive of 40,000,000 shares repurchased), as of January 1	3,651,276,875	3,359,342,613
Capital reserve transferred to common stock (3,347,160,757 shares*10%)	—	334,716,076
Weighted-average number of treasury stock	—	(12,181,856)
Bonds converted to common shares for the six months ended June 30, 2003 (88,072,625 shares)	28,738,727	—

Subtotal	3,680,015,602	3,681,876,833
Less: Weighted effect of treasury stock owned by subsidiaries	(6,023,152)	(6,023,152)

Weighted-average numbers of shares outstanding	3,673,992,450	3,675,853,681

For the six months ended June 30, 2003 :

	Amount (numerator)			Earning (loss) per share
			Shares
	Before tax	After tax	(denominator)	Before tax	After tax

Basic EPS
Net loss	$(6,209,093)	$(6,209,093)	3,673,992,450	$(1.69)	$(1.69)

For the six months ended June 30, 2002 :

Basic EPS
Net loss	$(7,184,356)	$(7,184,356)	3,675,853,681	$(1.95)	$(1.95)

Assuming that the Company’s shares owned by its subsidiaries were not treated as treasury stock :

For the six months ended June 30, 2003 :

	Amount (numerator)			Net income (loss) per Share
			Shares
	Before tax	After tax	(denominator)	Before tax	After tax

Basic EPS
Net loss	$(6,230,975)	$(6,230,975)	3,680,015,602	$(1.69)	$(1.69)

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

For the six months ended June 30, 2002 :

	Amount (numerator)			Net income (loss) per Share
			Shares
	Before tax	After tax	(denominator)	Before tax	After tax

Basic EPS
Net loss	$(7,206,751)	$(7,206,751)	3,681,876,833	$(1.96)	$(1.96)

(20)	Income Taxes

a.	The Company is entitled to an income tax exemption period of four consecutive years on income generated from qualifying high technology manufacturing activities. The Company elected the tax exemption period to be from January 1, 2001 through December 31, 2004.

b.	The Company’s unused investment tax credits are as follows:

Year incurred	Unused amount	Year expired

1998	$1,160,243	2003
1999	134,441	2004
2000	1,192,770	2005
2001	1,359,358	2006
2002	363,819	2007

Total	$4,210,631

Such tax credits were included in Deferred Income Tax Assets.

c.	As of June 30, 2003, net operating losses that can be carried forward for a period of five years were as follows:

Year incurred	Unused amount	Year expired

2002	$6,044,712	2007
2003	3,196,080	2008

Total	$9,240,792

Such amounts were included in Deferred Income Tax Assets.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

d.	The Company’s income tax returns through 1998 have been assessed by the tax authority. The authority assessed the additional taxes for 1997, 1996 and 1995 to be NT$93,246, NT$132,914 and NT$91,916, respectively. For the 1998 return, the authority’s assessment reduced the Company’s loss carryforwards by NT$55,822. The Company has recorded these amounts in the financial statements and filed for recheck. In November 2002, the authority issued the determination of recheck of 1996, reducing the additional tax to NT$114,585. The Company remained unsatisfied and, after paying half of the tax, filed a petition with the Ministry of Finance. On May 12, 2003, the petition was denied. The Company filed an administrative lawsuit on July 11, 2003. The case is still under process.

e.	Deferred tax assets and liabilities as of June 30, 2003 and 2002 were as follows:

	2003.6.30	2002.6.30

(a) Total deferred tax liabilities	$648,685	$382,390

(b) Total deferred tax assets	$7,666,061	$5,647,591

(c) Valuation allowance for deferred tax assets	$5,130,731	$3,348,055

(d)	Temporary differences that generated deferred tax assets or liabilities:

	2003.6.30		2002.6.30

	Amount	Tax effect	Amount	Tax effect

Recognition of depreciation expense	$(2,585,307)	$(646,327)	$(4,563,204)	$(353,648)

Recognition of unrealized inventory provision	$5,335,984	$413,539	$6,534,357	$506,413

Recognition of unrealized investment losses	$2,170,488	$540,052	$1,740,320	$134,875

Recognition of unrealized royalty expense	$585,457	$45,373	$926,978	$71,840

Recognition of unrealized allowance for bad debts	$205,675	$15,940	$177,998	$13,795

Recognition of unrealized foreign exchange gains	$(30,435)	$(2,358)	$(370,865)	$(28,742)

Recognition of unrealized foreign exchange losses	$68,138	$17,035	$192,997	$14,957

Amortization of capacity variance	$1,322,997	$102,532		$—

Others	$54,295	$10,761	$108,769	$8,430

Loss carryforwards	$9,240,792	$2,310,198	$5,120,152	$1,280,038

Investment tax credits		$4,210,631		$3,617,243

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

		2003.6.30	2002.6.30

(e)	Deferred tax assets — current	$1,874,486	$2,369,296
	Valuation allowance for deferred tax assets — current	(1,294,684)	(1,356,776)

	Net deferred tax assets — current	579,802	1,012,520
	Deferred tax liabilities — current	(2,358)	(28,742)

	Net deferred tax assets and liabilities — current	$577,444	$983,778

	2003.6.30	2002.6.30

Deferred tax assets — non-current	$5,791,575	$3,278,295
Valuation allowance for deferred tax assets — non-current	(3,836,047)	(1,991,279)

Net deferred tax assets — non-current	1,955,528	1,287,016
Deferred tax liabilities — non-current	(646,327)	(353,648)

Net deferred tax assets and liabilities— non-current	$1,309,201	$933,368

		2003.6.30	2002.6.30

(e)	Income taxes payable from continuing operations	$—	$—
	Tax expense (benefit) from recognition of depreciation expense	393,253	(182,367)
	Tax expense (benefit) from recognition of unrealized inventory provision	30,596	(5,109)
	Tax expense from recognition of unrealized royalty expense	6,754	60,702
	Tax (benefit) expense from recognition of unrealized allowance for bad debts	(2,230)	12,122
	Tax (benefit) expense from recognition of unrealized investment losses	(369,757)	19,974
	Tax (benefit) expense from recognition of unrealized foreign exchange gains	(43,541)	28,742
	Tax (benefit) expense from recognition of unrealized exchange losses	(5,180)	99,504
	Tax benefit from amortization of capacity variance	(102,532)	—
	Tax benefit from investment credits	(144,433)	(637,735)
	Tax expense from allowance valuation	342,596	1,871,332
	Tax benefit from losses carryforwards	(66,046)	(1,280,038)
	Over accrual of prior year’s tax expense	(30,501)	—
	Others	(8,979)	12,873

	Income tax expense	$—	$—

(g)	Information relating to the imputation of shareholders’ income taxes

	2003.6.30	2002.6.30

Available shareholders’ tax credits	$117,773	$109,798

Expected (actual) ratio of shareholders’ tax credits	—	—

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(h)	Information related to undistributed retained earnings

	2003.6.30	2002.6.30

After 1998 (inclusive)	$(10,960,301)	$(5,296,868)

(21)	Pension Fund

The balances of Employees’ Retirement Fund amounted to NT$608,724 and NT$557,334 as of June 30, 2003 and 2002, respectively. Pension expense recognized for the six months ended June 30, 2003 and 2002 amounted to NT$56,978 and NT$63,630, respectively.

(22)	Sales revenue

	For the six months ended June 30,

	2003	2002

Revenue from sales of manufactured products	$6,985,332	$6,571,364
Revenue from trading of merchandise	34,756	136,561
Service revenue	5,545	36,945
Others	57,124	71,139

Total	7,082,757	6,816,009
Less : Sales returns and sales discount	(62,113)	(77,998)

Net sales revenue	$7,020,644	$6,738,011

(23)	Personnel, Deprecation and Amortization Expenses

	For the six months ended June 30,

	2003			2002

	Recorded under	Recorded under		Recorded under	Recorded under
	cost of goods sold	operating expense	Total	Cost of goods sold	operating expense	Total

Personnel Expense
Salary expense	$652,464	$536,033	$1,188,497	$625,298	$544,370	$1,169,668
Insurance expense	50,388	36,929	87,317	45,784	33,673	79,457
Pension expense	30,125	25,353	55,478	30,606	28,306	58,912
Meal expense	31,780	18,957	50,737	30,620	19,042	49,662

Total	$764,757	$617,272	$1,382,029	$732,308	$625,391	$1,357,699

Depreciation	$4,219,416	$262,009	$4,481,425	$3,762,547	$218,564	$3,981,111

Amortization	$12,471	$222,252	$234,723	$23,390	$216,872	$240,262

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

5.	Related Party Transactions

(1)	Related Parties and their Relationships Associate with the Company

Related parties	Relationship

Macronix America Inc. (“MXA”)	The Company’s equity investee
Macronix (BVI) Co., Ltd. (“BVI”)	The Company’s equity investee
HuivYing Investment, Ltd. (“HuivYing”)	The Company’s equity investee
Caesar Technology, Inc. (“Caesar”)	The Company’s equity investee (note)
Magic Pixel Inc.	The Company’s equity investee
Macronix (Hong Kong) Co., Ltd. (“MX (HK)”)	The Company’s equity investee
Prominent Communications, Inc. (“Prominent”)	The Company’s equity investee
Wedgewood International Ltd. (“Wedgewood”)	BVI’s equity investee
New Trend Technology Inc. (“NTTI”)	BVI’s equity investee
Macronix Europe, NV. (“MXE”)	BVI’s equity investee
Biomorphic VLSI, Inc. (“Biomorphic”)	BVI’s equity investee
Macronix Pte Ltd. (“MPL”)	BVI’s equity investee
Tower Semiconductor Ltd. (“Tower”)	BVI is represented on Tower’s board of directors.
FueTrek Co., Ltd. (“FueTrek”)	BVI is represented on FueTrek’s board of directors.
Raio Technology Co., Ltd. (“Raio”)	HuivYing is represented on Raio’s board of directors.
United Industry Gas Co., Ltd. (“UIG”)	The Company is UIG’s supervisor.
Powertech Technology Inc. (“Powertech”)	The Company is represented on Powertech’s board of directors.
Ardentec Corporation (“Ardentec”)	The Company is represented on Ardentec’s board of directors.
Chiao Tung Bank	Chiao Tung Bank was represented on the Company’s board of directors before November 26, 2002.
Macronix Education Foundation	The president is the same.

(note)	Caesar Technology Inc. applied for formal compulsory liquidation in January 2002 and completed the liquidation process on May 10, 2003.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(2)	Major Transactions with Related Parties

a.	Sales to related parties were as follows:

	For the six months ended June 30,

Related parties	2003	2002

MXA	$297,160	$548,560
MXE	181,809	180,886
Raio	68,142	89,326
Biomorphic	36,291	—
Magic Pixel Inc.	34,928	—
MX(HK)	23,917	—
Prominent	—	50,989
Other	5	201

Total	$642,252	$869,962

Sales price to MXA, MXE and MX (HK) are approximately 88%, 88% and 96% of the prices to end-users, respectively. Sales prices to Biomorphic, Prominent and Raio are not comparable with those to regular customers because the Company is the sole provider for them.

The company is still negotiating service agreement with Magic Pixel Inc. Service fees will be charged to Magic Pixel Inc. once the agreement is complete. Currently, sale prices to Magic Pixel Inc. include no margin.

The general collection terms with other related parties are 45-60 days, similar to regular customers.

b.	Expenses paid to related parties were as follows:

		For the six months ended June 30,

Related parties	Account	2003	2002

MXA	Selling expenses	$61,022	$12,653
BVI	Selling expenses	56,739	40,092
MPL	Selling expenses	6,735	6,316
MXIC Education Foundation	Administrative expenses	18,985	—
NTTI	Research and
	development expenses	44,590	41,258

Total		$188,071	$100,319

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

c.	In January 2003, the Company sold certain fixed assets and software, with book value of NT$3,200 and NT$416, respectively, to Magic Pixel Inc. The related disposal gains amounted to NT$114 and NT$14, respectively.

d.	Manufacturing processing charges from related parties for the six months ended June 30, 2003 and 2002 were as follows:

	For the six months ended June 30,

Related parties	2003	2002

Powertech	$103,511	$44,999
Ardentec	50,938	57,513

Total	$154,449	$102,512

Such charges form a part of cost of goods sold.

e.	The Company purchased industrial gas from UIG totalling NT$46,273 and NT$57,418 for the six months ended June 30, 2003 and 2002, respectively. Such purchases form a part of cost of goods sold.

f.	The Company purchased wafers from Tower totalling NT$33,343 and NT$53,153 for the six months ended June 30, 2003 and 2002. Such purchases form a part of cost of goods sold.

g.	Merchandise purchased from related parties were as follows:

	For the six months ended June 30,

Related parties	2003	2002

Prominent	$63,798	$112,990
Biomorphic	53,008	—
Raio	3,231	—

Total	$120,037	$112,990

Such purchases form a part of cost of goods sold.

h.	The Company entered into an IP License Agreement with FueTrek in 2002. Total amount of this agreement was NT$10,050 (JPY34,300) and was fully paid as of June 30, 2003. Such amount was recorded for under deferred assets and amortized over the contract’s life.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(3)	Receivables and payables resulting from the above transactions as of June 30, 2003 and 2002 were as follows:

a.	Accounts Receivable

Related parties	2003.6.30	2002.6.30

MXA	$93,688	$281,432
Biomorphic	54,191	—
MXE	43,039	48,302
Raio	36,689	44,817
Magic Pixel Inc.	27,527	—
MX(HK)	23,999	—
UIG (note)	18,384	—
Prominent	—	23,948
Others	11,386	12,086

Total	308,903	410,585
Less: Allowance for doubtful accounts	(20,000)	(18,088)

Net	$288,903	$392,497

(Note) The Company charged UIG of electricity and water fee for the use of the Company’s equipment.

b.	Accounts Payable

Related parties	2003.6.30	2002.6.30

Powertech	$41,474	$31,838
MXA	41,270	50,173
Ardentec	25,785	42,225
BVI	19,729	10,737
UIG	18,838	10,204
Biomorphic	17,293	—
NTTI	12,378	24,544
Tower	8,186	11,166
Prominent	—	19,686
Other	6,744	2,777

Total	$191,697	$203,350

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(4)	The board of directors provided authority to the Company to act as guarantor (not exceeding USD154,000) for loans and derivative financial instrument transactions of its subsidiaries and equity investees. As of June 30, 2003 and 2002, the guaranteed amounts were as follows:

Related parties	2003.6.30		2002.6.30

Wedgewood	USD	95,000	USD	85,000
BVI		19,000		34,000
Biomorphic		3,400		3,400

Subtotal	USD	117,400	USD	122,400

MX(HK)		$100,000		$—

(5)	Please refer to note 4(11) for the Company’s long-term loan agreement with Chao Tung Bank.

(6)	Please refer to note 4(12) for the Company’s capital lease agreement with Caesar.

6.	Assets Pledged As Collateral

The Company’s assets pledged as collateral for security for foreign labor, customs clearance deposits, compensated deposits, secured loans and capital leases as of June 30, 2003 and 2002 were as follows:

Accounts	2003.6.30	2002.6.30

Restricted investments-current	$505,112	$2,129,787
Restricted investments-non-current	259,538	251,475
Property, plant and equipment	14,238,195	13,735,792

Total	$15,002,845	$16,117,054

7.	Commitments And Contingencies

The Company’s commitments and contingencies, not included in the financial statements, as of June 30, 2003 were as follows:

a.	Letters of credit issued for future deliveries of equipment totalled approximately NT$454,586.

b.	The Company’s significant construction and machinery contracts totalled approximately NT$14,773,803. The Company has paid NT$10,088,312 pursuant to these contracts as of June 30, 2003.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

c.	Operating Leases:

The Company entered into several operating lease contracts for land with the administrative office of the Hsinchu Science-Based Industrial Park. The lease terms are from 1990 to 2020. Future lease payments under the lease are NT$66,257 for 2003, NT387,242 in total from 2004 to 2008, NT$314,682 in total from 2009 to 2014, NT$9,295 in total from 2015 to 2020 .

d.	According to agreements, entered into by the Company with several banks including Chiao Tung Bank, the Company is required to issue new shares for cash if the debt to equity ratio is greater than 1.2, or if ratio of current assets to current liabilities does not exceed 1.00.

e.	In August 1997, Atmel filed a complaint against MXA for infringement of Atmel’s patents No. 096 and 747. MXA applied for summary judgment for both patents. On January 14, 2002, the Court issued an order denying Atmel’s motion to correct inventorship of the 747 patent. Based on that order, MXA has sought a ruling of invalidity of the 747 patent due to incorrect inventorship, and is awaiting the Court’s decision. On May 14, 2003, the Court granted the Company’s motion for summary judgment of invalidity of the 747 patent due to nonjoinder of co-inventor. Specifically, the Court’s Order found that all claims of the 747 patent are invalid for nonjoinder of a co-inventor. The Court has also granted the Company’s motion for summary judgment against three of the four asserted claims of the 096 patent, leaving only one claim to be litigated on the 096 patent. In light of the results to date, the Company believes that there will be no significant impact on its operations or financial position related to this dispute.

8.	Significant Disaster Losses

No significant disasters occurred during the period.

9.	Significant Subsequent Events

No significant disasters occurred during the period.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

10.	Financial Instruments

a.	Contract Amount or Notional Amount and Credit Risk:

	2003.6.30		2002.6.30

Financial	Contract amount or		Contract amount or	Credit
instrument	Notional amount	Credit risk	Notional amount	risk

Forward currency exchange contract-hedging	—	—	¥1,032,640	—
			USD11,000	—
Written options-hedging	—	—	¥4,313,150	—
			USD 9,000	—
Purchased options-hedging	—	—	¥9,379,050	—
			USD15,000	—
Cross currency interest rate swaps-hedging	USD2,000	—	USD 6,000	—

Credit risk amount represents forward exchange contracts with a positive fair value factoring in the offsetting effect of the master netting arrangement as of balance sheet date. If the credit risk amount is positive and the transaction party breaches the contract, the Company will incur a loss. The possibility of incurring a loss is remote since the Company’s counter parties are reputable .

b.	Market Value Risk

Market value risk is insignificant due to the fact that the purpose of the forward exchange contract, option contracts and cross currency swaps are hedging and the gain or loss from fluctuations of interest or exchange rates will be offset by the gain or loss from the underlying assets or liabilities denominated in foreign currencies.

c.	Liquidity Risk

No significant cash flow risks are expected as the exchange rate on the forward contracts is fixed, and the Company expects to have sufficient Japanese Yen assets to meet the cash requirements.

d.	Types of derivative financial instruments, purpose of holding the derivative financial instruments and the strategy for achieving the hedging purpose:

The Company’s derivative financial instruments are entered into mainly for hedging purposes. The purpose of holding forward exchange contracts, option contracts and cross currency swaps is to hedge exchange rate fluctuation risks resulting from assets, liabilities or commitments denominated in foreign currency. The Company’s hedging strategy is to mitigate into market price risk. Derivative financial instruments selected for hedging purposes are reviewed and anti-co-related with the fluctuation of the fair value of derivatives hedged. Derivatives are evaluated periodically.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

e.	Presentation of derivative financial instruments

Forward exchange contracts receivable and payable are reported under current assets or liabilities on a net basis if any right of offset exists. As of June 30, 2003, the balances were as follows (in NT$):

Contract Receivable

Forward contracts receivables	$69,210
Forward contracts payables	(58,439)
Premium	(21)

Forward contracts receivables (payables) — net	$10,750

(i)	The amount of the above forward and the cross currency swap contracts is classified under other current assets amounted to NT$10,750.

(ii)	Foreign exchange gains earned for the six months ended June 30, 2003 amounted to NT$6,375 which was reported under other income.

(iii)	Gains and losses related to option contracts are dealt with in the statement of operations upon exercise.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

f.	Fair value of financial instruments

	2003.6.30		2002.6.30

	Carrying	Fair	Carrying	Fair
Non-derivatives	value	value	value	value

Assets
Cash, cash equivalents and restricted investments	$6,538,500	$6,538,500	$13,861,898	$13,861,898
Notes and accounts receivable (including receivables from related parties)	2,744,299	2,744,299	2,633,111	2,633,111
Other receivables	280,159	280,159	571,644	571,674
Other financial assets	173,025	173,025
Long-term investments-market value unavailable	3,992,644	3,992,644	4,176,119	4,176,119
Long-term investments-with market value	113,884	233,649	37,671	37,671
Liabilities
Short-term debts	984,674	984,674	2,380,691	2,380,691
Short-term Notes	297,527	297,527
Payables	3,920,831	3,920,831	4,945,936	4,945,936
Long-term debts -with variable interest rates	10,043,913	10,043,913	6,149,227	6,149,227
Capital lease obligations (including current portion)	1,290,764	1,253,809	1,858,108	1,710,836
Bond payable (including current portion)	3,000,000	3,044,754	3,000,000	3,115,320
Convertible debentures (including current portion)	11,665,325	10,433,773	15,303,203	15,727,356

Derivatives

Hedging:
(1)Asset
Cross currency interest rate swaps	10,750	10,915	30,256	30,980
(2)Liabilities
Forward		—	(10,704)	(9,181)
Purchased options-hedging		—		(5,476)
Written options-hedging		—		(128,522)

The methods and assumptions used to estimate the fair value of derivative financial instruments are as follows:

(1)	The fair value of the Company’s short-term financial instruments is based on the book value of those instruments at the reporting date due to the short maturity of those instruments. This method was applied to cash and cash equivalents, restricted investments, receivables, payables and short-term debts and short-term notes.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(2)	The fair value of the Company’s marketable securities is based on the market prices at the reporting date if the market prices are available. The fair value of the Company’s marketable securities is based on financial data or any other information if market prices are not available.

(3)	The fair value of the Company’s long-term borrowings bearing variable interest rates, which includes the current portion of long-term debts, is estimated using the book value of the debt at the reporting date.

(4)	The fair value of bonds payable and convertible bonds payable is based on the market prices at the reporting date if market prices are available or estimated using the discounted cash flow method based on the Company’s borrowing rates for similar types of borrowings.

(5)	The fair value of derivative financial instruments ( normally includes unrealized gains or losses from outstanding forward exchange contracts) is assumed to be based on the amount that the Company is entitled to receive or obligated to pay if the Company terminated the contracts at the balance sheet date.

g.	Stock Options

							Market Price
Grant		Shares to Be	Beginning Date of	Exercise	Exercise	Performance
Date	Total Units Issued	Exercised (note)	Exercise (note)	Deadline	Price	of Contract	High	Low

		35,884,250	93.1.16			Issuance of
91. 1.16	71,768,500	17,942,125	94.1.16	97.1.15	22.8	new shares	13.15	3.88
		17,942,125	95.1.16

		280,000	93.5.6			Issuance of
91. 5.6	560,000	140,000	94.5.6	97.5.5	22.3	new shares	13.15	3.88
		140,000	95.5.6

		75,753,500	93.10.1			Issuance of
91.10.1	151,507,000	37,876,750	94.10.1	97.9.30	11.5	new shares	13.15	3.88
		37,876,750	95.10.1

		8,224,500	93.12.16			Issuance of
91.12.16	16,449,000	4,112,250	94.12.16	97.12.15	11.7	new shares	13.15	3.88
		4,112,250	95.12.16

		1,376,500	94.4.7			Issuance of
92.4.7	2,753,000	688,250	95.4.7	98.4.6	9.35	new shares	13.15	3.88
		688,250	96.4.7

		96,606,000	94.6.13			Issuance of
92.6.13	193,212,000	48,303,000	95.6.13	98.6.12	7.75	new shares	13.15	3.88
		48,303,000	96.6.13

(Note) Unless canceled due to illegal acts, options may be exercised by up to 50%, 75% and 100% in the third year, fourth year and fifth year (and thereafter) of option lives.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: September 17, 2003	By:	/s/ Paul Yeh

Name: Paul Yeh
Title: Associate Vice President of Finance Center